                                                          OMB APPROVAL

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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549


                                     SCHEDULE 13D


                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 3)*
                               Pure Cycle Corporation
--------------------------------------------------------------------------------
                                  (Name of Issuer)

                                    Common Stock
--------------------------------------------------------------------------------
                           (Title of Class of Securities)

                                    746228 10 5
                  ------------------------------------------------
                                   (CUSIP Number)

       George M. Middlemas, 233 S. Wacker Dr., Suite 9600, Chicago, IL 60606
                                    312-258-0320
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                 and Communications)

                                   August 3, 1998
                  ------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

------------------------                            ----------------------------
 CUSIP No. 746228 10 5                               Page 2 of 13 Pages
------------------------                            ----------------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Apex Investment Fund II, L.P.      36-389-8753

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
       (SEE INSTRUCTIONS)                                               (b) /X/



--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

       WC
--------------------------------------------------------------------------------
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(D) OR 2(E)                                                         / /



--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
                           16,176,260 *
                ----------------------------------------------------------------
   NUMBER OF     8    SHARED VOTING POWER
    SHARES                 0
 BENEFICIALLY   ----------------------------------------------------------------
   OWNED BY      9    SOLE DISPOSITIVE POWER
     EACH                  16,176,260 *
   REPORTING
  PERSON WITH   ----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                           0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            16,176,260 *


--------------------------------------------------------------------------------
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
       INSTRUCTIONS)                                                        / /


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            18.1%


--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN

--------------------------------------------------------------------------------
          *SEE ITEM 5 HEREOF.

                                     SCHEDULE 13D


------------------------                            ----------------------------
 CUSIP No. 746228 10 5                               Page 3 of 13 Pages
------------------------                            ----------------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Environmental Venture Fund Limited Partnership      93-096-1333


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
       (SEE INSTRUCTIONS)                                               (b) /X/



--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

       WC
--------------------------------------------------------------------------------
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(D) OR 2(E)                                                         / /



--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
                           6,291,775*
                ----------------------------------------------------------------
   NUMBER OF     8    SHARED VOTING POWER
    SHARES                 0
 BENEFICIALLY   ----------------------------------------------------------------
   OWNED BY      9    SOLE DISPOSITIVE POWER
     EACH                  6,291,775*
   REPORTING
  PERSON WITH   ----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                           0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            6,291,775*


--------------------------------------------------------------------------------
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
       INSTRUCTIONS)                                                        / /


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            7.8%


--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
--------------------------------------------------------------------------------
          *SEE ITEM 5 HEREOF.

                                     SCHEDULE 13D


------------------------                            ----------------------------
CUSIP No. 746228 10 5                                Page 4 of 13 Pages
------------------------                            ----------------------------


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       The Productivity Fund II, L.P.    36-377-5406


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
       (SEE INSTRUCTIONS)                                               (b) /X/



--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (SEE INSTRUCTIONS)


       WC
--------------------------------------------------------------------------------
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(D) OR 2(E)                                                         / /



--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
                           4,789,484*
                ----------------------------------------------------------------
   NUMBER OF     8    SHARED VOTING POWER
    SHARES                 0
 BENEFICIALLY   ----------------------------------------------------------------
   OWNED BY      9    SOLE DISPOSITIVE POWER
     EACH                  4,789,484*
   REPORTING
  PERSON WITH   ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                           0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4,789,484*

--------------------------------------------------------------------------------
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
       INSTRUCTIONS)                                                        / /



--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.0%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
--------------------------------------------------------------------------------
               *SEE ITEM 5 HEREOF.

                                     SCHEDULE 13D

------------------------                            ----------------------------
 CUSIP No.  746228 10 5                              Page 5 of 13 Pages
------------------------                            ----------------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Environmental Private Equity Fund II, L.P.     36-383-0765


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
       (SEE INSTRUCTIONS)                                               (b) /X/



--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (SEE INSTRUCTIONS)


       WC
--------------------------------------------------------------------------------
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(D) OR 2(E)                                                         / /



--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
                           7,088,129 *
                ----------------------------------------------------------------
   NUMBER OF     8    SHARED VOTING POWER
    SHARES                 0
 BENEFICIALLY   ----------------------------------------------------------------
   OWNED BY      9    SOLE DISPOSITIVE POWER
     EACH
                           7,088,129 *
   REPORTING
  PERSON WITH   ----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                           0


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            7,088,129 *

--------------------------------------------------------------------------------
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
       INSTRUCTIONS)                                                        / /



--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            8.6%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
--------------------------------------------------------------------------------
          *SEE ITEM 5 HEREOF.

                                                            Page  6 of 13 Pages

THIS SCHEDULE AMENDS A SCHEDULE 13D DATED AUGUST 12, 1992, AS AMENDED BY AMENDMENT NO. 1 DATED MAY 25, 1994 AND AMENDMENT NO. 2 DATED JULY 29, 1997 (AS AMENDED, THE "ORIGINAL 13D"). ALL ITEMS NOT MENTIONED SPECIFICALLY IN THIS AMENDMENT REMAIN AS PROVIDED IN THE ORIGINAL 13D.

                          Item 2.  Identity and Background.

     This Schedule 13D is filed on behalf of Apex Investment Fund II, L.P., a Delaware limited partnership ("Apex"), Environmental Venture Fund Limited Partnership, a Delaware limited partnership ("EVF"), The Productivity Fund II, L.P., a Delaware limited partnership ("PF II"), and Environmental Private Equity Fund II, L.P., a Delaware limited partnership ("EPEF"). (Apex, EVF, PF II and EPEF will be referred to collectively as the "Filing Parties"). Apex maintains its principal office at 233 South Wacker Drive, 9600 Sears Tower, Chicago, Illinois 60606 ("Suite 9600"). EVF, PF II and EPEF maintain their principal office at 233 South Wacker Drive, 9500 Sears Tower, Chicago, Illinois 60606 ("Suite 9500"). The principal business of each of the Filing Parties is venture capital and private equity investment.

     Each of the Filing Parties is controlled through one or more partnerships. In this Schedule 13D, the persons who have or share control of a Filing Party after looking through one or more intermediate partnerships will be referred to as "ultimate general partners." The ultimate general partners of Apex are:
First Analysis Corporation, a Delaware corporation ("FAC"), Stellar Investment Co. ("Stellar"), a corporation controlled by James A. Johnson ("Johnson"); George Middlemas ("Middlemas"); and Chartwell Holdings, Inc. ("Chartwell"), a corporation controlled by Paul J. Renze ("Renze"). The ultimate general partners of EVF are: FAC; F&G Associates ("F&G"); William D. Ruckelshaus Associates, a Limited Partnership ("WDRA"); and BancAmerica Robertson, Stephens & Co. ("BARS"). The ultimate general partners of PF II are FAC and Bret R. Maxwell ("Maxwell"). The ultimate general partners of EPEF are FAC, Maxwell, BARS, Argentum Environmental Corporation ("AEC") and Schneur Z. Genack, Inc. ("SZG").

     (a), (b) and (c). The following information is furnished with respect to each person who takes executive actions on behalf of FAC with respect to its functioning as an ultimate general partner of the Filing Parties, and on behalf of Maxwell personally, each of whom maintains Suite 9500 as his principal business address:

     Name                     Affiliation with FAC
     ----                     --------------------
     F. Oliver Nicklin        President, Chief Executive Officer and Director
     Bret R. Maxwell          Vice Chairman

     Each of the above is principally employed as an executive of FAC. FAC's principal business is participation in venture capital partnerships and the provision of research investment services. Its principal business address is Suite 9500.

                                                            Page  7 of 13 Pages

     (a), (b) and (c) (con't). Each of Johnson and Middlemas is principally employed as an executive of Apex and maintains his business address at Suite 9600. Renze is principally employed as an independent investor and maintains his business address at 20 North Wacker Drive, Suite 2200, Chicago, Illinois 60606 ("Suite 2200"). Stellar's principal business is serving as an ultimate general partner of investment partnerships. Its business address is maintained at Suite 9600. Chartwell's principal business is serving as an ultimate general partner of investment partnerships. Its business address is maintained at Suite 2200.

     (a), (b) and (c) (con't). Each of AEC and SZG maintains its business address c/o The Argentum Group ("TAG"), 405 Lexington Avenue, 54th Floor, New York, New York 10174 (the "TAG Address"). The persons who take actions on behalf of F&G with respect to its functioning as an ultimate general partner of EVF are Harvey G. Felsen ("Felsen") and Schneur Z. Genack ("Genack"). The persons who take actions on behalf of AEC and SZG with respect to their functioning as ultimate general partners of EPEF are Genack, Daniel Raynor ("Raynor") and Walter H. Barandiaran ("Barandiaran"). Each of Raynor and Barandiaran is principally employed as an executive of TAG and maintains his business address at the TAG address. TAG's principal business is merchant banking. Genack is principally employed as a private investor and maintains his business address at 18 East 48th Street, Suite 1800, New York, New York, 10017. Felsen is principally self-employed as a private investor. His business address and the business address of F&G is 123 Grove Avenue, Suite 118, Cedarhurst, New York 11516.

     (a), (b) and (c) (con't). WDRA maintains its business address at 1201 Third Avenue, 39th Floor, Seattle, Washington 98101. The person who takes action on behalf of WDRA with respect to its functioning as an ultimate general partner of EVF is Paul B. Goodrich ("Goodrich"). Goodrich is principally employed as a principal and officer of WDRA and maintains his business address at WDRA's offices. WDRA's principal business is venture capital investment.

     (a), (b) and (c) (con't). BARS maintains its business address at 555 California Street, San Francisco, California 94111 (the "BARS Address"). The person who takes actions on behalf of BARS with respect to its functioning as an ultimate general partner of EVF and EPEF is Charles R. Hamilton ("Hamilton"). Hamilton is principally employed as a partner of BARS. Hamilton maintains his principal business address at the BARS Address. BARS' principal business is investment banking.

     (d) and (e) None of the Filing Parties and, to the best of each Filing Party's knowledge, none of the persons listed in the responses to Items 2(a),
(b) or (c) above has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such civil proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

                                                            Page  8 of 13 Pages

     (f) To the best of each Filing Party's knowledge, each of the natural persons listed in the responses to Items 2(a), (b) or (c) above is a citizen of the United States, except for Barandiaran who is a citizen of Peru.

                           Item 4.  Purpose of Transaction.

     The securities of the Company held by the Filing Parties were purchased as an investment. One or more of the Filing Parties may, in the future, purchase additional securities of the Company or dispose of securities of the Company.

     Except as described below, none of the Filing Parties has any present plans or proposals that relate to or would result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of Rule 13D-101 promulgated under the Securities Exchange Act of 1934, as amended (the "1934 Act"). In the future, however, each of the Filing Parties reserves the right to adopt such plans or proposals, subject to applicable regulatory requirements, if any.

     The Amended and Restated Voting Agreement dated August 12, 1992 (the "Voting Agreement"), a copy of which was attached as Exhibit B to the Original 13D, expired on August 12, 1997.

     The Registration Rights Agreement dated as of August 12, 1992, a copy of which was attached as Exhibit D to the Original 13D, expired on August 12, 1997.


     The Stock Purchase Agreement dated as of May 25, 1994, pursuant to which Apex and EPEF purchased shares of the Company's Series A Preferred Stock (the "Series A Preferred"), contains unlimited "piggyback" registration rights with respect to the Common Stock underlying the Series A Preferred on terms and conditions that are customary in transactions of this nature. These registration rights now apply to the Company's Series A-1 Preferred Stock (the "Series A-1 Preferred") and are in effect until May 29, 1999.

                    Item 5.  Interest in Securities of the Issuer.

     (a) (i) As of the date of this amended Schedule, each of the Filing Parties owns the number of shares of Common Stock, Series A-1 Preferred and warrants to purchase the number of shares of Common Stock described below:

                                                            Page  9 of 13 Pages


                                                    Series A-1
     Filing Party   Common Stock     Warrants       Preferred*   Percentage of Class**
     ------------   ------------     --------       ---------    -------------------
       Apex          5,426,062      8,506,198        408,000          18.1%

       EVF           3,681,561      2,610,214          0               7.8%

       PF II         3,005,680      1,783,804          0               6.0%

       EPEF          3,486,697        301,432        600,000           8.6%


     *Each share of Series A-1 Preferred is convertible into 5.5 shares of the Common Stock at any time by action of the holder and under certain circumstances.

     ** All percentages are computed assuming the exercise of all warrants and the conversion into Common Stock of all Series A-1 Preferred held by the particular Filing Party but no exercise of warrants or conversion into Common Stock of Series A-1 Preferred by any other Filing Party or any other person.

     In addition, Middlemas holds options to purchase 1,000,000 shares of Common Stock.

     (ii) By reason of its status as a general partner or ultimate general partner of each of the Filing Parties, FAC may be deemed to be the indirect beneficial owner of 34,345,648 shares of Common Stock, or 35.3% of such shares. By reason of his status as the majority stockholder of FAC, F. Oliver Nicklin may also be deemed to be the indirect beneficial owner of such shares.

     By reason of their status as ultimate general partners of Apex, Stellar (and through Stellar, Johnson), Middlemas and Chartwell (and through Chartwell, Renze) may be deemed to be the indirect beneficial owner of 16,176,260 shares of Common Stock, or 18.1% of such shares. When these shares are combined with his option to purchase 1,000,000 shares of Common Stock described above, Middlemas may be deemed to be the beneficial owner (directly with respect to the option shares and indirectly as to the balance) of 17,176,260 shares of Common Stock, or 19.0% of such shares.

     By reason of his status as an ultimate general partner of PF II and EPEF, Maxwell may be deemed to be the indirect beneficial owner of 11,877,613 shares of Common Stock, or 14.2% of such shares.

     By reason of F&G's and WDRA's status as general partners of EVF, F&G, WDRA and their respective controlling persons may be deemed to be the indirect beneficial owners of 6,291,775 shares of Common Stock, or 7.8% of such shares. By reason of AEC's and SZG's status as ultimate general partners of EPEF, AEC, SZG and their controlling persons may be deemed to be the indirect beneficial owners of 7,088,129 shares of Common Stock, or 8.6% of such shares. By reason of

                                                            Page 10 of 13 Pages

Genack's interest in F&G, AEC and SZG, he may be deemed to be the indirect beneficial owner of 13,379,904 shares of Common Stock, or 15.8% of such shares.

     By reason of BARS' status as a general partner of EVF and an ultimate general partner of EPEF, BARS and its controlling persons may be deemed to be the indirect beneficial owners of 13,379,904 shares of Common Stock, or 15.8% of such shares.

     (iii) Each of the Filing Parties disclaims beneficial ownership of all shares of Common Stock described herein except those shares that are owned by the Filing Party directly. The Filing Parties understand that each of the other persons named as an officer, director, partner or other affiliate of any Filing Party herein disclaims beneficial ownership of all of the shares of Common Stock described herein, except for Middlemas with respect to the option to purchase 1,000,000 shares held by him.

     Each of the Filing Parties disclaims the existence of a "group" among any or all of them and further disclaims the existence of a "group" among any or all of them and any or all of the other persons named as an officer, director, partner or other affiliate of any Filing Party, in each case within the meaning of Section 13(d)(3) of the 1934 Act.

     (b) (i) Apex has the sole power to dispose of and the sole power to vote 5,426,062 shares of Common Stock. In addition, Apex has the sole power to dispose of 8,506,198 shares of Common Stock that are the subject of the warrants to purchase 8,506,198 shares of Common Stock held by Apex (the "Apex Warrants") and 408,000 shares of Series A-1 Preferred. FAC, Stellar, Johnson, Middlemas, Chartwell and Renze may be deemed to share the power to direct the disposition or vote of the 5,426,062 shares owned directly by Apex, the 8,506,198 shares that are the subject of the Apex Warrants and the 408,000 shares of Series A-1 Preferred.

     (ii) EVF has the sole power to dispose of and to vote 3,681,561 shares of Common Stock. In addition, EVF has the sole power to dispose of 2,610,214 shares of Common Stock that are the subject of the warrants to purchase 2,610,214 shares of Common Stock held by EVF (the "EVF Warrants"). FAC, F&G, WDRA and BARS may be deemed to share the power to direct the disposition or vote of both the 3,681,561 shares owned directly by EVF and the 2,610,214 shares of Common Stock that are the subject of the EVF Warrants.

     (iii) PF II has the sole power to dispose of and to vote 3,005,680 shares of Common Stock. In addition, PF II has the sole power to dispose of the 1,783,804 shares that are the subject of the warrants to purchase 1,783,804 shares of Common Stock held by PF II (the "PF II Warrants"). FAC and Maxwell may be deemed to share the power to direct the disposition or vote of both the 3,005,680 shares owned directly by PF II and the 1,783,804 shares of Common Stock that are the subject of the PF II Warrants.

     (iv) EPEF has the sole power to dispose of and to vote 3,486,697 shares of Common Stock and 600,000 shares of Series A-1 Preferred. In addition, EPEF has the sole power to dispose of the 301,432 shares that are the subject of the warrants to purchase 301,432 shares of Common Stock

                                                            Page 11 of 13 Pages

held by EPEF (the "EPEF Warrants"). FAC, Maxwell, BARS, AEC and SZG may be deemed to share the power to direct the disposition or vote of both the 3,486,697 shares of Common Stock and the 600,000 shares of Series A-1 Preferred owned directly by EPEF and the 301,432 shares of Common Stock that are the subject of the EPEF Warrants.

     (v) Subject to the exercise of his option, Middlemas has the sole power to vote and dispose of the 1,000,000 shares of Common Stock that are the subject of his option.

     (c) Effective as of August 3, 1998, in a private transaction among the Filing Parties and the Company, the Company sold to the Filing Parties an aggregate of 3,200,000 shares of Common Stock at an aggregate purchase price of $400,000, as follows:

     Filing Party                  Common Stock
     ------------                  ------------
     Apex                          1,226,054
     EPEF                          886,697
     PF II                         485,688
     EVF                           601,561

     (d)  None.

     (e)  Not applicable.

          Item 6.  Contracts, Arrangements, Understandings or Relationships
                      With Respect to Securities of the Issuer.

     The Voting Agreement expired on August 12, 1997.

                                                            Page 12 of 13 Pages

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  August 31, 1998

                                   APEX INVESTMENT FUND II, L.P., a Delaware limited partnership

                                   By:  Apex Management Partnership, General
                                        Partner of Apex Investment Fund II, L.P.

                                   By:  First Analysis Corporation, General
                                        Partner of Apex Management Partnership


                                        By:  /s/ Bret R. Maxwell
                                             -----------------------------------
                                             Bret R. Maxwell, Vice Chairman


                                   ENVIRONMENTAL PRIVATE EQUITY FUND II, L.P., a Delaware limited partnership

                                   By:  Environmental Private Equity Management
                                        II, L.P., General Partner of
                                        Environmental Private Equity Fund II,
                                        L.P.

                                   By:  First Analysis EPEF Management Company
                                        II, General Partner of Environmental
                                        Private Equity Management II, L.P.

                                   By:  First Analysis Corporation, General
                                        Partner of First Analysis EPEF
                                        Management Company II


                                        By:  /s/ Bret R. Maxwell
                                             -----------------------------------
                                             Bret R. Maxwell, Vice Chairman

                                                            Page 13 of 13 Pages

                                   THE PRODUCTIVITY FUND II, L.P., a Delaware limited partnership

                                   By:  First Analysis Management Company II,
                                        General Partner of The Productivity Fund
                                        II, L.P.

                                   By:  First Analysis Corporation, General
                                        Partner of First Analysis Management
                                        Company II


                                        By:  /s/ Bret R. Maxwell
                                             -----------------------------------
                                             Bret R. Maxwell, Vice Chairman


                                   THE ENVIRONMENTAL VENTURE FUND, L.P., a
                                   Delaware limited partnership

                                   By:  Environmental Venture Management, L.P.,
                                        General Partner of The Environmental
                                        Venture Fund, L.P.

                                   By:  First Analysis Corporation, General
                                        Partner of Environmental Venture
                                        Management, L.P.

                                        By:  /s/ Bret R. Maxwell
                                             -----------------------------------
                                             Bret R. Maxwell, Vice Chairman